

April 21, 2010

Mr. Thomas B. Nusz
Chairman, President, and Chief Executive Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 202
Houston, Texas 7702

> **Re: Oasis Petroleum Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 9, 2010**
> **File No. 333-165212**

Dear Mr. Nusz:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 2, 2010.

Cover Page of Prospectus

1.   Please remove the designations of joint book-running managers, co-lead managers and senior co-managers from the cover page. You may present this information on the back cover of the prospectus.

Prospectus Summary

Our Competitive Strengths

Management Team with Proven Acquisition and Operating Skills, page 4

2.   We note your response to prior comments 7 and 8 regarding the experience of your management team. Please include information on the experience of your management team in resource conversion opportunities and in horizontal drilling somewhere in your prospectus, and provide a cross-reference to that section in your relevant prospectus summary discussion.

Mr. Thomas B. Nusz
Oasis Petroleum Inc.
April 21, 2010
Page 2

Operating Control over the Majority of our Portfolio, page 4

3.   We note your response to prior comment 9. Please provide in this section quantitative information about the percentage of gross and net drilling locations that the company operates as of most recent practicable date; and also what percentage of proved reserves is contained in wells operated by the company, and if company expects this to increase or decrease in 2010. Also, disclose your average working interest as of the most recent practicable date.

Risk Factors, page 5

4.   We note your detailed discussion starting on page 3 regarding your business strategy and competitive strengths. Rather than merely directing the reader to your risk factors section, please appropriately balance the summary section with a discussion of the main risks of investing in your company. For example, you may wish to discuss in bullet point your limited operating history, the substantial capital expenditures you will require, the concentration of your producing properties in the Williston Basin region in Montana and North Dakota, that you will be a controlled company, and any other significant risks.

Corporate Sponsorship and Structure, page 5

5.   In the diagrams on page 6, please also indicate the abbreviations that you have used throughout the filing, such as "OAS Holdco" for OAS Holding Company, LLC.

6.   In your diagram of ownership structure after giving effect to this offering, please disclose by footnote or otherwise that OAS Holding Company, LLC, or OAS Holdco, will own at least a majority of your outstanding common stock.

Risk Factors

Substantially all of our producing properties and operations are located in the Williston Basin region…, page 18

7.   Please expand this risk factor to discuss the possibility of more pronounced fluctuations on supply and demand within specific geographic oil and gas producing areas, similar to the discussion found on page 41.

Use of Proceeds, page 34

8.   We note your response to prior comment 13. Please quantify the outstanding indebtedness that you intend to repay with proceeds from this offering, which you disclose on page 7 to be $30 million as of April 9, 2010.

Qualitative and Quantitative Disclosure about Market Risk

Counterparty and customer credit risk, page 59

9.   We note your response to prior comment 12. Please disclose if the credit rating of your material customers and/or counterparties on your derivative instruments, which you disclose are also your lenders under your revolving credit facility, is below investment grade, and if so, how you consider this in your analysis. Please also disclose the percentage, if any, of your derivative contracts that are over-the-counter.

Our Operations

Undeveloped acreage expirations, page 71

10.   In your response to prior comment 22 you disclose that you have not determined what percentage of your net acreage may actually expire and that you intend to actively manage your portfolio to ensure that the most attractive areas are drilled or leases extended. In this regard, please disclose the gross and net undeveloped acres that are subject to third party leases that become effective immediately if your leases expire and production as not yet been established. Disclose also if your 2010 capital budget, and your anticipated 2011 and 2012 budgets will be sufficient to establish production on these acres or if you anticipate needing additional funding.

Executive Compensation and Other Information

Compensation Discussion and Analysis

Elements of our Compensation and Why We Pay Each Element, page 93

11.   You disclose in response to prior comment 24 that you do not disclose specific performance goals on a prospective basis because it would reveal sensitive information and cause competitive harm to your business. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

12.   In response to prior comment 25, you tell us that the compensation committee may make additional special bonuses in the future, but that you do not expect there would be any such awards in 2010 or future periods. Please disclose if such special bonuses are separate and above the maximum bonus levels, which you disclose may exceed 100% of base salary and are designed to create additional

incentive for exceptional company performance. If available, please clarify when such special awards would be appropriate. For example, by analogy to your performance in 2009 that outperformed your budgeted performance, please explain if such a repeat performance in 2010 would result in awards at the maximum level, which is set at 160% and 120% of base salary for Mssrs. Nusz and Reid, respectively, or if you expect this would result in special awards over and above maximum levels.

Statement of Cash Flows, page F-6

13. We read your response to prior comment 29 and, though you state you believe your presentation is consistent with the provisions of ASC Topic 230-10-45-12, we are unable to concur with your conclusion that the cash flows derived from your derivative settlements should be classified as cash flows from investing activities. The provisions of ASC Topic 230-10-45-12 define investing activities to be those involving loans, debt instruments, equity instruments, property, plant and equipment, and other productive assets, none of which appear to encompass the nature of your derivative activities. In this respect, your disclosure on page F-21 states that you utilize derivative instruments to reduce the volatility of oil prices on a significant portion of your future expected oil production. Accordingly, please revise your presentation to present cash flows derived from your derivative transactions as an operating activity in your Statement of Cash Flows. Additionally, please tell us what consideration you gave to the provisions of ASC Topic 250 in connection with your revision.

Engineering Comments

14. We are considering your responses to prior comments 40 - 46 of our letter dated April 2, 2010. We may have further comments.

Closing Comments

As appropriate, please revise your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald Delaney at (202) 551-3863, or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have any questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact

Kevin Dougherty at (202) 551-3271, or if unavailable, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (713) 615-5531
        T. Mark Kelly
        Vinson & Elkins L.L.P.